

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

The Board of Directors
SEI Investments Distribution Co.:

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 22, 2016